JCDecaux

05010389

SEC MAIL PROCESSING
RECEIVED
AUG 10 2005
WASH, D.C. 213 SECTION

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Macao
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Neuilly-sur-Seine, 8th August 2005

82-34631

~~File 82-5247~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

SUPPL

Please find attached, in relation to JCDecaux SA :

- A press release dated 27th July 2005 in respect of JCDecaux revenue for the first half of 2005 as well a notice inserted in the French "Bulletin des Annonces Légales Obligatoires" dated 3rd August 2005 in relation thereto.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
AUG 12 2005
THOMSON FINANCIAL

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

Enc.

Press release dated 27th July 2005 in respect of JCDecaux revenue for the first half of 2005

FILE 82-5247

JCDecaux

REVENUE IMPROVEMENT FOR THE FIRST HALF OF 2005 (+ 5.5%) SUPPORTED BY GOOD ORGANIC GROWTH

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay

Paris, 27 July 2005 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and the number two worldwide, announced today its revenues for the six months ended 30 June 2005, reporting a 5.5% increase to €833.7 million compared to the same period last year. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 5.1%.

In the second quarter, consolidated revenues grew by 5.0% to €454.0 million (+3.2% on an organic basis) compared to the same period last year. This growth in revenues is in line with the Company's previous comments and reflects a good performance in Street Furniture and the continued improvement in Transport.

Reported revenues (Under IFRS standards)

(€ M)	2005			2004			Change 05/04 (%)		
	Q1	Q2	H1	Q1	Q2	H1	Q1	Q2	H1
Street Furniture	211.9	243.0	**454.9**	196.9	232.5	**429.4**	7.6%	4.5%	**5.9%**
Billboard	99.0	115.4	**214.4**	96.2	118.7	**214.9**	2.9%	-2,8%	**-0.3%**
Transport	68.8	95.6	**164.4**	65.0	81.0	**146.0**	5.9%	17.9%	**12.6%**
Total	**379.7**	**454.0**	**833.7**	**358.1**	**432.2**	**790.3**	**6.0%**	**5.0%**	**5.5%**

Organic growth (1)

(€ M)	Change 05/04 (%)		
	Q1	Q2	H1
Street Furniture	8.3%	4.0%	**5.9%**
Billboard	3.5%	-3.2%	**-0.2%**
Transport	9.8%	10.5%	**10.2%**
Total	**7.3%**	**3.2%**	**5.1%**

(1) excluding acquisitions/divestitures, the impact of foreign exchange and the revenue reclassification of some activities in 2005.

Street Furniture revenues for the first half of 2005 increased by 5.9% to €454.9 million. Excluding acquisitions and the impact of foreign exchange, organic revenues grew by 5.9%. Core advertising revenues, excluding revenues related to the sale, rental and maintenance of street furniture contracts, rose by 6.7% organically.

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,378,284.27 euros - 4 RCS. 307 570 747 Nanterre - FR 44307570747

JCDecaux

In the second quarter, revenues increased by 4.5% to €243.0 million (+4.0% on an organic basis) compared to the same period last year. The Street Furniture market continued to be very robust in some European countries including Sweden and Finland, where double-digit revenue growth was reported, and in Spain and Germany where revenues grew in high single-digits for the second consecutive quarter. The UK and the Netherlands achieved a strong revenue performance, however, in France, revenue growth was flat, although core advertising revenues increased slightly.

The US produced strong revenue growth and Asia-Pacific continued to record double-digit revenue growth, with Korea, Japan and Thailand reporting the best performances.

Billboard revenues for the first half decreased by 0.3% to €214.4 million, reflecting tougher advertising conditions in the second quarter in our large European markets of France and the UK. Excluding acquisitions and the impact of foreign exchange, organic revenues decreased by 0.2% over the period.

In the second quarter, revenues decreased by 2.8% to €115.4 million (-3.2% on an organic basis). Market conditions were favorable in Ireland and Spain, which reported strong revenue growth over the period. However, revenues were down in Belgium, Austria, Italy and Portugal, against last year's very high comparators and the benefits of Euro 2004. Revenues were flat in France and down in the UK compared to the second quarter last year.

Transport revenues for the first half increased by 12.6% to €164.4 million. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 10.2% over the period.

In the second quarter, revenues increased by 17.9% to €95.6 million (+10.5% on an organic basis), with the recent acquisition of MediaNation making a first time contribution.
Double-digit organic revenue growth was achieved in many European countries including the UK, Spain, Norway, Germany and Austria. Similar revenue increases were reported in Hong Kong and Chile. However, as in Street Furniture and Billboard, business was more difficult in France, where revenues decreased over the period. Revenues were also lower in Portugal, which had reported record-high revenue figures in the second quarter of 2004, just before the Euro 2004.

Commenting on first half revenues, Jean-François Decaux, Chairman of the Board and co-Chief Executive Officer, said:

"As anticipated, revenue growth in the second quarter was lower than in the first, mainly due to weaker advertising conditions in France and in the Billboard market in the UK. Our good performance over the half year was driven by solid Street Furniture revenue growth and continued double-digit revenue improvement from our Transport division.
For 2005, we still expect to achieve organic revenue growth of around 4 %, with a slower profit growth rate at operating margin -former EBITDA- and EBIT levels, reflecting the slight first-half revenue decrease in France and the higher revenue proportion from the lower-margin Transport division."

Next information :
H1 2005 results to be reported for the first time under IFRS : 14 September 2005

Key Information on the Group
- *2004 revenues: €1,627.3 million*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *N°1 worldwide in street furniture (311,000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and more than 150 transport contracts in metros, buses, trains and tramways (208,000 faces)*
- *N°1 in Europe for billboards (197,000 faces)*
- *716,000 advertising faces in 45 countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *7,500 employees*

For more information, contact:

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

****

Forward Looking Statement
Certain statements in this release constitute « forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

FILE 82-5247

Notice inserted in the French "Bulletin des Annonces Légales Obligatoires" dated 3rd August 2005 in relation to JCDecaux revenue for the first half of 2005

FILE 82-5247

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 384 787,64 €.
Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine.
307 570 747 R.C.S. Nanterre.

Chiffres d'affaires comparés.
(En millions d'euros.)

	JCDecaux S.A. Groupe - comptes consolidés (1)						Evolution 2005/2004		
	2005			2004					
	Premier trimestre (au 31/03/05)	Deuxième trimestre (au 30/06/05)	Premier semestre (cumul au 30/06/05)	Premier trimestre (au 31/03/04)	Deuxième trimestre (au 30/06/04)	Premier semestre (cumul au 30/06/04)	Premier trimestre 2005/2004	Deuxième trimestre 2005/2004	Premier semestre 2005/2004
Mobilier urbain	211,9	243,0	454,9	196,9	232,5	429,4	7,6 %	4,5 %	5,9 %
Affichage	99,0	115,4	214,4	96,2	118,7	214,9	2,9 %	– 2,8 %	– 0,3 %
Transport	68,8	95,6	164,4	65,0	81,0	146,0	5,9 %	17,9 %	12,6 %
Total	379,7	454,0	833,7	358,1	432,2	790,3	6,0 %	5,0 %	5,5 %

Le chiffre d'affaires consolidé du groupe JCDecaux est en hausse de 5,5 % sur le premier semestre 2005.

La croissance interne (2) du groupe est en progression de + 5,1 %, avec la décomposition suivante par segments d'activité : + 5,9 % sur l'activité Mobilier urbain, – 0,2 % sur l'activité Affichage et + 10,2 % sur l'activité Transport.

(1) L'ensemble des données de ce tableau est conforme aux normes IFRS. Les données 2004 ont été retraitées en ce sens.

(2) La croissance interne correspond aux données à périmètre et à taux de change constants et en neutralisant le reclassement du chiffre d'affaires entre certaines activités.

	JCDecaux société mère - comptes sociaux						Variation		
	2005			2004					
	Premier trimestre (au 31/03/05)	Deuxième trimestre (au 30/06/05)	Premier semestre (cumul au 30/06/05)	Premier trimestre (au 31/03/04)	Deuxième trimestre (au 30/06/04)	Premier semestre (cumul au 30/06/04)	Premier trimestre 2005/2004	Deuxième trimestre 2005/2004	Premier semestre 2005/2004
Total	131,5	154,2	285,7	136,6	146,7	283,3	– 3,7 %	5,1 %	1,4 %

94708

KEYRUS

Société anonyme au capital 3 997 448,50 €.
Siège social : 64 *bis*, rue La Boétie, 75008 Paris.
400 149 647 R.C.S. Paris.

I. Les comptes annuels de l'exercice 2004 publiés au *Bulletin des Annonces légales obligatoires* du 22 avril 2005, (ainsi que les comptes consolidés) ont été approuvés sans modification par l'assemblée générale mixte du 22 juin 2005.

II. — Attestation des commissaires aux comptes.
(Extrait des rapports.)

A. Opinion sur les comptes annuels. — « Nous certifions que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice ».

B. Opinion sur les comptes consolidés. — « Nous certifions que les comptes consolidés sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation ».

Paris et Neuilly, le 31 mai 2005.
Les commissaires aux comptes :

RBA S.A. : ROBERT BELLAICHE ; CHRISTINE LENEVEU ;

Deloitte Touche Tohmatsu : ALBERT AÏDAN.

III. — Affectation des résultats.

L'assemblée générale mixte du 22 juin 2005, dans sa quatrième résolution, a décidé d'affecter le résultat de l'exercice de 210 871 € de la façon suivante en totalité à la réserve légale portée à 287 301 € et la réserve spéciale pour actions propres de 157 756 € est affectée en totalité au compte prime d'émission ainsi porté à 19 355 479 €.

94766

KLEPIERRE

Société anonyme à directoire et conseil de surveillance au capital de 184 656 916 €.
Siège social : 21, avenue Kléber, 75116 Paris.
780 152 914 R.C.S. Paris.

Chiffres d'affaires consolidés comparés.
(hors remboursements de charges).
(En millions d'euros.)

	2005	2004
Premier trimestre	114,6	102,3
Deuxième trimestre	117,8	105,6
Total au 30 juin	232,4	207,9
Dont :		
Produits locatifs	214,3	191,4
Ventes sur opérations en développement.		
Honoraires	18,1	16,5

Chiffres d'affaires comparés de la société-mère
(hors remboursements de charges).
(En millions d'euros.)

	2005	2004
Premier trimestre	2,3	4,1
Deuxième trimestre	3,0	3,6
Total au 30 juin	5,3	7,7
Dont :		
Produits locatifs	3,0	7,7
Ventes sur opérations en développement.		
Honoraires		

94737